UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 3)1

Green Plains, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

393222104

(CUSIP Number)

FREDERICK DISANTO

C/O ANCORA HOLDINGS GROUP, LLC

6060 Parkland Boulevard, Suite 200

Cleveland, Ohio 44124

(216) 825-4000

STEVE WOLOSKY

ANDREW FREEDMAN

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 31, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 393222104

1	NAME OF REPORTING PERSON

Ancora Merlin, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		28,883
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

28,883
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

28,883
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP No. 393222104

1	NAME OF REPORTING PERSON

Ancora Merlin Institutional, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		303,033
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

303,033
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

303,033
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

3

CUSIP No. 393222104

1	NAME OF REPORTING PERSON

Ancora Catalyst, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		29,992
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

29,992
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

29,992
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

4

CUSIP No. 393222104

1	NAME OF REPORTING PERSON

Ancora Catalyst Institutional, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		300,401
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

300,401
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

300,401
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

5

CUSIP No. 393222104

1	NAME OF REPORTING PERSON

Ancora Impact Fund SPC Ltd Segregated Portfolio H
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,077,110
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,077,110
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,077,110
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.8%
14	TYPE OF REPORTING PERSON

CO

6

CUSIP No. 393222104

1	NAME OF REPORTING PERSON

Ancora Impact Fund LP Series Q*
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		482,048
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

482,048
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

482,048
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

*This Series Q is part of a series of Ancora Impact Fund LP, a series limited partnership.

7

CUSIP No. 393222104

1	NAME OF REPORTING PERSON

Ancora Impact Fund LP Series S*
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,224,110
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,224,110
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,224,110
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.1%
14	TYPE OF REPORTING PERSON

PN

*This Series S is part of a series of Ancora Impact Fund LP, a series limited partnership.

8

CUSIP No. 393222104

1	NAME OF REPORTING PERSON

Ancora Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

NEVADA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,359
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

3,359
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,359
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IA, OO

9

CUSIP No. 393222104

1	NAME OF REPORTING PERSON

Ancora Alternatives LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

OHIO
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		4,184,487
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

4,184,487
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,184,487
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.1%
14	TYPE OF REPORTING PERSON

IA, OO

10

CUSIP No. 393222104

1	NAME OF REPORTING PERSON

Ancora Family Wealth Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

OHIO
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,124
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

3,124
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,124
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IA, OO

11

CUSIP No. 393222104

1	NAME OF REPORTING PERSON

The Ancora Group LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

OHIO
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,359
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

3,359
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,359
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

CO

12

CUSIP No. 393222104

1	NAME OF REPORTING PERSON

Inverness Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,124
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

3,124
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,124
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

13

CUSIP No. 393222104

1	NAME OF REPORTING PERSON

Ancora Holdings Group, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

OHIO
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		4,190,970
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

4,190,970
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,190,970
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.1%
14	TYPE OF REPORTING PERSON

CO

14

CUSIP No. 393222104

1	NAME OF REPORTING PERSON

Frederick DiSanto
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		25,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		4,190,970
PERSON WITH	9	SOLE DISPOSITIVE POWER

25,000
	10	SHARED DISPOSITIVE POWER

4,190,970
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,215,970
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.1%
14	TYPE OF REPORTING PERSON

IN

15

CUSIP No. 393222104

The following constitutes Amendment No. 3 to the Schedule 13D filed by the undersigned (“Amendment No. 3”). This Amendment No. 3 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is amended and restated to read as follows:

(a)       This statement is filed by:

(i)	Ancora Merlin, LP, a Delaware limited partnership (“Ancora Merlin”), with respect to the Shares directly and beneficially owned by it;
(ii)	Ancora Merlin Institutional, LP, a Delaware limited partnership (“Ancora Merlin Institutional”), with respect to the Shares directly and beneficially owned by it;
(iii)	Ancora Catalyst, LP, a Delaware limited partnership (“Ancora Catalyst”), with respect to the Shares directly and beneficially owned by it;
(iv)	Ancora Catalyst Institutional, LP, a Delaware limited partnership (“Ancora Catalyst Institutional”), with respect to the Shares directly and beneficially owned by it;
(v)	Ancora Impact Fund LP – Series Q, a series of Ancora Impact Fund LP, a Delaware limited partnership (“Ancora Impact Q”), with respect to the Shares directly and beneficially owned by it;
(vi)	Ancora Impact Fund LP – Series S, a series of Ancora Impact Fund LP, a Delaware limited partnership (“Ancora Impact S” and together with Ancora Merlin, Ancora Merlin Institutional, Ancora Catalyst, Ancora Catalyst Institutional, Ancora Impact Q and Ancora Impact S, the “Ancora LP Funds”)), with respect to the Shares directly and beneficially owned by it;
(vii)	Ancora Impact Fund SPC Ltd. – Segregated Portfolio H, a Cayman Islands segregated portfolio company (“Ancora SPC H” and together with the Ancora LP Funds, the “Ancora Funds”), with respect to the Shares directly and beneficially owned by it;
(viii)	Ancora Advisors, LLC, a Nevada limited liability company (“Ancora Advisors”), as the investment advisor to a certain separately managed account (the “Ancora Advisors SMA”);
(ix)	Ancora Alternatives LLC, an Ohio limited liability company (“Ancora Alternatives”), as the general partner of each of the Ancora LP Funds and as the investment advisor to each of the Ancora Funds and certain separately managed accounts (the “Ancora Alternatives SMAs”);
(x)	Ancora Family Wealth Advisors, LLC, an Ohio limited liability company (“Ancora Family Wealth”), as the investment advisor to certain separately managed accounts (the “Ancora Family Wealth SMAs”);
16

CUSIP No. 393222104

(xi)	The Ancora Group LLC, an Ohio limited liability company (“Ancora LLC”), as the sole member of Ancora Advisors;
(xii)	Inverness Holdings LLC, a Delaware limited liability company (“Inverness Holdings”), as the sole member of Ancora Family Wealth;
(xiii)	Ancora Holdings Group, LLC, an Delaware limited liability company (“Ancora Holdings”), as the sole member of each of Ancora Alternatives and Inverness Holdings and as the sole member of Ancora LLC; and
(xiv)	Frederick DiSanto, as the Chairman and Chief Executive Officer of Ancora Holdings.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to the Joint Filing Agreement as further described in Item 6 below. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

Set forth on Schedule A annexed hereto (“Schedule A”) is the name and present principal occupation or employment, principal business address and citizenship of the executive officers and directors of Ancora SPC H. To the best of the Reporting Persons’ knowledge, except as otherwise set forth herein, none of the persons listed on Schedule A beneficially owns any securities of the Issuer or is a party to any contract, agreement or understanding required to be disclosed herein.

(b)       The address of the principal office of each of the Ancora Funds, Ancora Advisors, Ancora Alternatives, Ancora Family Wealth, Ancora LLC, Inverness Holdings, Ancora Holdings and Mr. DiSanto is 6060 Parkland Boulevard, Suite 200, Cleveland, Ohio 44124.

(c)       The principal business of each of the Ancora Funds is investing in securities. The principal business of Ancora Advisors is serving as the investment advisor to the Ancora Advisors SMAs. The principal business of Ancora Alternatives is serving as the general partner of each of the Ancora LP Funds and as the investment advisor of each of the Ancora Funds and the Ancora Alternatives SMA. The principal business of Ancora Family Wealth is serving as investment advisor to the Ancora Family Wealth SMAs. The principal business of Ancora LLC is serving as the sole member of Ancora Advisors. The principal business of Inverness Holdings is serving as the sole member of Ancora Family Wealth. The principal business of Ancora Holdings is serving as the sole member of each of Ancora Alternatives, Inverness Holdings and Ancora LLC. The principal occupation of Mr. DiSanto is serving as the Chairman and Chief Executive Officer of Ancora Holdings.

(d)       No Reporting Person, nor any person listed on Schedule A, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       Other than as disclosed below, no Reporting Person, nor any person listed on Schedule A, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. On December 18, 2018, Ancora Advisors entered into a settlement with the Securities and Exchange Commission regarding the violation of Section 206(4) under the Investment Advisers Act of 1940 and Rule 206(4)-5 thereunder, due to the contributing of more than the allowable $350 contribution to certain political campaigns. Ancora Advisors consented to the cease-and-desist order and paid a penalty in the amount of $100,000.

17

CUSIP No. 393222104

(f)       Mr. DiSanto is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by each of the Ancora Funds and held in the Ancora Advisors SMA, Ancora Alternatives SMAs and the Ancora Family Wealth SMAs were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 28,883 Shares owned directly by Ancora Merlin is approximately $950,315, including brokerage commissions. The aggregate purchase price of the 303,033 Shares owned directly by Ancora Merlin Institutional is approximately $10,062,448, including brokerage commissions. The aggregate purchase price of the 29,992 Shares owned directly by Ancora Catalyst is approximately $978,373, including brokerage commissions. The aggregate purchase price of the 300,401 Shares owned directly by Ancora Catalyst Institutional is approximately $9,926,764, including brokerage commissions. The aggregate purchase price of the 482,048 Shares owned directly by Ancora Impact Q is approximately $16,087,500, including brokerage commissions. The aggregate purchase price of the 1,224,110 Shares owned directly by Ancora Impact S is approximately $40,760,000, including brokerage commissions. The aggregate purchase price of the 1,077,110 Shares owned directly by Ancora SPC H is approximately $34,700,384, including brokerage commissions. The aggregate purchase price of the 3,359 Shares held in the Ancora Advisors SMA is approximately $111,855, including brokerage commissions. The aggregate purchase price of the 738,910 Shares held in the Ancora Alternatives SMAs is approximately $24,440,985, including brokerage commissions. The aggregate purchase price of the 3,124 Shares held in the Ancora Family Wealth SMAs is approximately $209,230, including brokerage commissions.

The Shares purchased by Mr. DiSanto were purchased in the open market with personal funds. The aggregate purchase price of the 25,000 shares beneficially owned by Mr. DiSanto is approximately $693,853, including brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On January 31, 2023, the Reporting Persons issued a press release and sent an open letter to the Issuer’s Board of Directors (the “Board”) detailing the Reporting Persons’ view that the Board should commence a review of value-maximizing strategic alternatives (the “Press Release”). In the Press Release, the Reporting Persons acknowledge the significant governance and operational enhancements implemented by the Board over the past two years which have increased the Issuer’s value and made it a highly attractive business for strategic acquirers in the agricultural products and energy sectors. The letter also details certain long-term risks facing the Issuer that have developed which are likely to create a particularly challenging environment for the Issuer as a standalone company. Accordingly, the Reporting Persons believe the Board should commence a robust strategic review process in an effort to maximize value for all shareholders. A copy of the Press Release is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Items 5 (a)-(c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 59,295,496 Shares outstanding as of October 28, 2022, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 3, 2022.

18

CUSIP No. 393222104

A.	Ancora Merlin
(a)	As of the date hereof, Ancora Merlin beneficially owned directly 28,883 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 28,883
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 28,883

B.	Ancora Merlin Institutional
(a)	As of the date hereof, Ancora Merlin Institutional beneficially owned directly 303,033 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 303,033
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 303,033

C.	Ancora Catalyst
(a)	As of the date hereof, Ancora Catalyst beneficially owned directly 29,992 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 29,992
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 29,992

D.	Ancora Catalyst Institutional
(a)	As of the date hereof, Ancora Catalyst Institutional beneficially owned directly 300,401 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 300,401
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 300,401

E.	Ancora Impact Q
(a)	As of the date hereof, Ancora Impact Q beneficially owned directly 482,048 Shares.

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Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 482,048
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 482,048

F.	Ancora Impact S
(a)	As of the date hereof, Ancora Impact S beneficially owned directly 1,224,110 Shares.

Percentage: 2.1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,224,110
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,224,110

G.	Ancora SPC H
(a)	As of the date hereof, Ancora SPC H beneficially owned directly 1,077,110 Shares.

Percentage: Approximately 1.8%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,077,110
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,077,110

H.	Ancora Advisors
(a)	As of the date hereof, 3,359 Shares were held in the Ancora Advisors SMA. Ancora Advisors, as the investment advisor to the Ancora Advisors SMA, may be deemed to beneficially own 3,359 Shares held in the Ancora Advisors SMA.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 3,359 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 3,359
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I.	Ancora Alternatives
(a)	Ancora Alternatives, as the investment advisor to each of the Ancora Funds and the Ancora Alternatives SMAs and the general partner of each of the Ancora LP Funds, may be deemed to beneficially own 4,184,487 Shares consisting of (i) 28,883 Shares beneficially owned directly by Ancora Merlin, (ii) 303,033 Shares beneficially owned directly by Ancora Merlin Institutional, (iii) 29,992 Shares beneficially owned directly by Ancora Catalyst, (iv) 300,401 Shares beneficially owned directly by Ancora Catalyst Institutional, (v) 482,048 Shares beneficially owned directly by Ancora Impact Q, (vi) 1,224,110 Shares beneficially owned directly by Ancora Impact S, (vii) 1,077,110 Shares beneficially owned directly by Ancora SPC H and (x) 738,910 Shares held in the Ancora Alternatives SMAs.

Percentage: Approximately 7.1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 4,184,487
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 4,184,487

J.	Ancora Family Wealth
(a)	As of the date hereof, 3,124 Shares were held in the Ancora Family Wealth SMAs. Ancora Family Wealth, as the investment advisor to the Ancora Family Wealth SMAs, may be deemed to beneficially own the 3,124 Shares held in the Ancora Family Wealth SMAs.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 3,124 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 3,124

K.	Ancora LLC
(a)	Ancora LLC, as the sole member of Ancora Advisors, may be deemed to beneficially own 3,359 Shares held in the Ancora Advisors SMA.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 3,359 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 3,359

L.	Inverness Holdings
(a)	Inverness Holdings, as the sole member of Ancora Family Wealth, may be deemed to beneficially own the 3,124 Shares held in the Ancora Family Wealth SMAs.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 3,124 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 3,124

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M.	Ancora Holdings
(a)	Ancora Holdings, as the sole member of each of Ancora Alternatives, Inverness Holdings and Ancora LLC, may be deemed to beneficially own 4,190,970 Shares consisting of (i) 28,883 Shares beneficially owned directly by Ancora Merlin, (ii) 303,033 Shares beneficially owned directly by Ancora Merlin Institutional, (iii) 29,992 Shares beneficially owned directly by Ancora Catalyst, (iv) 300,401 Shares beneficially owned directly by Ancora Catalyst Institutional, (v) 482,048 Shares beneficially owned directly by Ancora Impact Q, (vi) 1,224,110 Shares beneficially owned directly by Ancora Impact S, (vii) 1,077,110 Shares beneficially owned directly by Ancora SPC H, (viii) 738,910 Shares held in the Ancora Alternatives SMAs, (ix) 3,359 Shares held in the Ancora Advisors SMA, and (x) 3,124 Shares held in the Ancora Family Wealth SMAs.

Percentage: Approximately 7.1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 4,190,970
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 4,190,970

N.	Mr. DiSanto
(a)	As of the date hereof, Mr. DiSanto directly beneficially owned 25,000 Shares. As the Chairman and Chief Executive Officer of Ancora Holdings, he may be deemed to beneficially own 4,190,970 Shares consisting of (i) 28,883 Shares beneficially owned directly by Ancora Merlin, (ii) 303,033 Shares beneficially owned directly by Ancora Merlin Institutional, (iii) 29,992 Shares beneficially owned directly by Ancora Catalyst, (iv) 300,401 Shares beneficially owned directly by Ancora Catalyst Institutional, (v) 482,048 Shares beneficially owned directly by Ancora Impact Q, (vi) 1,224,110 Shares beneficially owned directly by Ancora Impact S, (vii) 1,077,110 Shares beneficially owned directly by Ancora SPC H, (viii) 738,910 Shares held in the Ancora Alternatives SMAs, (ix) 3,359 Shares held in the Ancora Advisors SMA, and (x) 3,124 Shares held in the Ancora Family Wealth SMAs.

Percentage: Approximately 7.1%

(b)	1. Sole power to vote or direct vote: 25,000
2. Shared power to vote or direct vote: 4,190,970
3. Sole power to dispose or direct the disposition: 25,000
4. Shared power to dispose or direct the disposition: 4,190,970

Each Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and such group may be deemed the beneficial owner of the Shares directly owned by each of the Reporting Persons. The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

(c)	The transactions in the Shares by the Reporting Persons during the past sixty days are set forth in Schedule B and are incorporated herein by reference. All of such transactions were effected in the open market unless otherwise noted.
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Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

Each of Ancora Catalyst Institutional, Ancora Impact Q, Ancora Impact S, Ancora SPC H, Ancora Catalyst, Ancora Merlin Institutional and Ancora Merlin sold American-style call options referencing an aggregate 9,200 Shares, 22,400 Shares, 57,300 Shares, 20,300 Shares, 800 Shares, 900 Shares and 100 Shares, respectively, which have an exercise price of $45 and which expire on June 16, 2023, as further described on Schedule B hereto.

Each of Ancora Catalyst Institutional, Ancora Impact Q, Ancora Impact S, Ancora SPC H, Ancora Catalyst, Ancora Merlin Institutional and Ancora Merlin sold American-style call options referencing an aggregate 26,700 Shares, 17,300 Shares, 44,000 Shares, 38,700 Shares, 2,300 Shares, 25,800 Shares and 2,500 Shares, respectively, which have an exercise price of $50 and which expire on June 16, 2023, as further described on Schedule B hereto.

Ancora Alternatives has purchased American-style put options referencing an aggregate 50,000 Shares which have an exercise price of $20 and which expire on March 17, 2023, as further described on Schedule B hereto.

Each of Ancora Catalyst Institutional, Ancora Catalyst, Ancora Merlin Institutional and Ancora Merlin purchased American-style put options referencing an aggregate 82,400 Shares, 7,800 Shares, 81,900 Shares and 8,100 Shares, respectively, which have an exercise price of $23 and which expire on March 17, 2023, as further described on Schedule B hereto.

Each of Ancora Catalyst Institutional, Ancora Impact Q, Ancora Impact S, Ancora SPC H, Ancora Catalyst, Ancora Merlin Institutional and Ancora Merlin purchased American-style put options referencing an aggregate 27,600 Shares, 17,300 Shares, 44,000 Shares, 38,700 Shares, 2,400 Shares, 19,100 Shares and 1,900 Shares, respectively, which have an exercise price of $25 and which expire on June 16, 2023, as further described on Schedule B hereto.

Each of Ancora Catalyst Institutional, Ancora Impact Q, Ancora Impact S, Ancora SPC H, Ancora Catalyst, Ancora Merlin Institutional and Ancora Merlin purchased American-style put options referencing an aggregate 8,300 Shares, 22,400 Shares, 57,300 Shares, 20,300 Shares, 700 Shares, 7,600 Shares and 700 Shares, respectively, which have an exercise price of $25 and which expire on March 17, 2023, as further described on Schedule B hereto.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1	Joint Filing Agreement, dated January 31, 2023.
99.2	Press Release, dated January 31, 2023.

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SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 31, 2023

Ancora Merlin, LP
Ancora Merlin Institutional, LP
Ancora Catalyst, LP
Ancora Catalyst Institutional, LP
Ancora Impact Fund LP – Series Q
Ancora Impact Fund LP – Series S

By:	Ancora Alternatives LLC, its Investment Advisor and General Partner

By:	Ancora Holdings Group, LLC, its Sole Member

By:	/s/ Frederick DiSanto
	Name:	Frederick DiSanto
	Title:	Chairman and Chief Executive Officer

Ancora Impact Fund SPC Ltd. – Segregated Portfolio H

By:	Ancora Alternatives LLC, its Investment Advisor

By:	Ancora Holdings Group, LLC, its Sole Member

By:	/s/ Frederick DiSanto
	Name:	Frederick DiSanto
	Title:	Chairman and Chief Executive Officer

Ancora Alternatives LLC

By:	Ancora Holdings Group, LLC, its Sole Member

By:	/s/ Frederick DiSanto
	Name:	Frederick DiSanto
	Title:	Chairman and Chief Executive Officer

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CUSIP No. 393222104

Ancora Advisors, LLC

By:	The Ancora Group LLC, its Sole Member

By:	Ancora Holdings Group, LLC, its Sole Member

By:	/s/ Frederick DiSanto
	Name:	Frederick DiSanto
	Title:	Chairman and Chief Executive Officer

Ancora Family Wealth Advisors, LLC

By:	Inverness Holdings LLC, its Sole Member

By:	Ancora Holdings Group, LLC, its Sole Member

By:	/s/ Frederick DiSanto
	Name:	Frederick DiSanto
	Title:	Chairman and Chief Executive Officer

The Ancora Group LLC

By:	Ancora Holdings Group, LLC, its Sole Member

By:	/s/ Frederick DiSanto
	Name:	Frederick DiSanto
	Title:	Chairman and Chief Executive Officer

Inverness Holdings LLC

By:	Ancora Holdings Group, LLC, its Sole Member

By:	/s/ Frederick DiSanto
	Name:	Frederick DiSanto
	Title:	Chairman and Chief Executive Officer

Ancora Holdings Group, LLC

By:	/s/ Frederick DiSanto
	Name:	Frederick DiSanto
	Title:	Chairman and Chief Executive Officer

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/s/ Frederick DiSanto
Frederick DiSanto

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SCHEDULE A

Directors and Officers of Ancora Impact Fund SPC Ltd. – Segregated Portfolio H

Name and Position	Principal Occupation	Principal Business Address	Citizenship
Bradley Zucker Director	Company Director	6060 Parkland Boulevard Suite 200 Cleveland, Ohio 44124	United States
Julie O’Hara Director	Company Director	94 Solaris Avenue Box 1348, Camana Bay Grand Cayman Cayman Islands KY1-1108	Canada
Ronan Guilfoyle Director	Company Director	94 Solaris Avenue Box 1348, Camana Bay Grand Cayman Cayman Islands KY1-1108	Ireland

CUSIP No. 393222104

SCHEDULE B

Transactions in Securities of the Issuer During the Past Sixty Days

Nature of Transaction	Amount of Securities Purchased/(Sold)	Price per Security ($)	Date of Purchase/Sale

ANCORA MERLIN, LP

Short Sale of June 16, 2023 Call Option ($50.00 Strike Price)	(700)	74.6014	12/15/2022
Purchase of March 17, 2023 Put Option ($25.00 Strike Price)	700	126.1414	12/15/2022

ANCORA MERLIN INSTITUTIONAL, LP

Short Sale of Juvne 16, 2023 Call Option ($50.00 Strike Price)	(7,600)	74.6036	12/15/2022
Purchase of March 17, 2023 Put Option ($25.00 Strike Price)	7,600	126.1417	12/15/2022

ANCORA CATALYST, LP

Short Sale of June 16, 2023 Call Option ($50.00 Strike Price)	(700)	74.1986	12/15/2022
Purchase of March 17, 2023 Put Option ($25.00 Strike Price)	700	127.0586	12/15/2022

ANCORA CATALYST INSTITUTIONAL, LP

Short Sale of June 16, 2023 Call Option ($50.00 Strike Price)	(8,300)	74.6282	12/15/2022
Purchase of March 17, 2023 Put Option ($25.00 Strike Price)	8,300	126.6300	12/15/2022

ANCORA IMPACT FUND LP – SERIES Q

Short Sale of June 16, 2023 Call Option ($50.00 Strike Price)	(17,300)	167.9961	12/02/2022
Short Sale of June 16, 2023 Call Option ($45.00 Strike Price)	(22,400)	98.2677	12/16/2022
Purchase of March 17, 2023 Put Option ($25.00 Strike Price)	22,400	156.6000	12/16/2022

CUSIP No. 393222104

ANCORA IMPACT FUND LP – SERIES S

Short Sale of June 16, 2023 Call Option ($50.00 Strike Price)	(44,000)	167.9961	12/02/2022
Purchase of June 16, 2023 Put Option ($25.00 Strike Price)	44,000	177.0000	12/02/2022
Short Sale of June 16, 2023 Call Option ($45.00 Strike Price)	(57,300)	98.2677	12/16/2022
Purchase of March 17, 2023 Put Option ($25.00 Strike Price)	57,300	156.6000	12/16/2022

ANCORA IMPACT FUND SPC LTD. – SEGREGATED PORTFOLIO H

Short Sale of June 16, 2023 Call Option ($50.00 Strike Price)	(38,700)	167.9961	12/02/2022
Short Sale of June 16, 2023 Call Option ($45.00 Strike Price)	(20,300)	98.2677	12/16/2022
Purchase of March 17, 2023 Put Option ($25.00 Strike Price)	20,300	156.6000	12/16/2022

ANCORA FAMILY WEALTH ADVISORS, LLC

(Through the Ancora Family Wealth SMAs)

Sale of Common Stock	(25,000)	29.8824	12/29/2022